September 19, 2018

Scott Behrens
Chief Financial Officer
ACI WORLDWIDE, INC.
3520 Kraft Rd., Suite 300
Naples, FL 34105

       Re: ACI WORLDWIDE, INC.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 10, 2018
           File No. 000-25346

Dear Mr. Behrens:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period ended March 31, 2018

Note 2. Revenue
Software as a Service ("SaaS") and Platform as a Service ("PaaS") Arrangements, page 9

1. On page 33 you indicate that SaaS and PaaS costs include payment card interchange and processing fees and are included in cost of revenue. Please tell us how you calculate revenue in arrangements related to these fees, whether it includes amounts paid to third parties and how you concluded such amounts should be reflected on a gross basis in revenue and cost of revenue. Reference ASC 606-10-55-36 through 39A. Scott Behrens
ACI WORLDWIDE, INC.
September 19, 2018
Page 2
2. You disclose that your SaaS-based and PaaS-based arrangements represent a single promise to provide continuous access, a stand-ready performance obligation, to your software solutions and its processing capabilities. You also indicate that fixed consideration under these arrangements may relate to a material right. Please tell us, and revise your disclosures to clarify, whether the material right is a separate performance obligation and if and how you have allocated consideration to this promise. Reference
         ASC 606-10-55-41.
Significant Judgments, page 11

3. You disclose that the selling prices of your software licenses are highly variable and you use the residual approach to estimate standalone selling price. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.
         Reference ASC 606-10-32-34.
4. You disclose that you apply judgment in determining the term of an arrangement when early termination rights are provided to the customer. Please help us better understand how you have analyzed termination provisions and the resulting impact on contractual terms. In this regard, tell us if your arrangements contain termination penalties.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                               Sincerely,
FirstName LastNameScott Behrens
                                                               Division of
Corporation Finance
Comapany NameACI WORLDWIDE, INC.
                                                               Office of
Information Technologies
September 19, 2018 Page 2                                      and Services
FirstName LastName